Exhibit 99


(1) On March 28, 2002, the issuer declared a 10% stock dividend for each share of common stock outstanding. As a result, Mr. Kantor received 2,100 shares of common stock and his wife received 116 shares of common stock on that date.

(2) The option was adjusted to reflect the 10% stock dividend declared by the issuer on March 28, 2002.